Exhibit (a)(5)(D)

Genie Energy Subsidiary in Israel Granted Oil and Gas Exploration License

Company Extends Pending Exchange Offer

Newark, N.J. – February 20, 2013:   Genie Energy (NYSE: GNE, GNEPRA), said today that the government of Israel has awarded its subsidiary, Genie Israel Oil and Gas, Ltd., an exclusive petroleum exploration license covering 396.5 square kilometers in the Southern portion of the Golan Heights.

Genie Energy is currently developing two oil shale projects - one in Israel's Shfela Basin and the other in Colorado's Piceance Basin.  The Company believes, based on its preliminary analysis and interpretation of existing geological data, that the newly issued license area may contain significant quantities of conventional oil and gas in relatively tight formations, the development of which would entail significantly different technical approaches and project timelines than the other projects.  Genie Energy intends to conduct an exploration program to further investigate the size and quality of the resource in the new license area.

The Company also extended, until March 5, 2013 at 5:00 p.m., New York City time, the expiration of its pending exchange offer of up to 7,145,409 shares of Class B Common Stock for shares of Series 2012-A Preferred Stock on a one for one basis. On the expiration date, all validly tendered shares of Genie Class B Common Stock not previously withdrawn will be accepted for exchange pursuant to the terms of the exchange offer.

Genie has been advised that 181,802 shares of Class B Common Stock had been tendered for exchange, as of 5:00 p.m. New York City time on February 20, 2013.

About Genie Israel Oil and Gas Ltd.:
Genie Israel Oil and Gas Ltd. is an Israeli oil and gas exploration company.  Genie Israel Oil and Gas is controlled by Genie Oil and Gas, a subsidiary of Genie Energy Ltd. (NYSE: GNE).

About Genie Energy Ltd.:
Genie Energy Ltd (NYSE: GNE) is comprised of IDT Energy and Genie Oil and Gas (GOGAS).  IDT Energy is a retail energy provider (REP) supplying electricity and natural gas to residential and small business customers in the Northeastern United States. GOGAS is pioneering technologies to produce clean and affordable transportation fuels from the world's abundant oil shales and other unconventional fuel resources.  GOGAS resource development projects include oil shale initiatives in Colorado and Israel.  For more information, visit www.genie.com.

Contact:
Genie Energy Investor Relations
Bill Ulrey
P: (973) 438-3848
E-mail: invest@genie.com